Exhibit 20.1

Two Rivers Water & Farming Company

Letter to Shareholders

from

Chief Executive Officer, Mr. Greg Harrington

Dear Two Rivers Shareholders,

As we start into the Q3 2020, I wanted to reach out to our shareholders and keep you apprised of the recent happenings within Two Rivers and our subsidiaries. I’ll touch on the state of the Company in regard to how we are navigating through these challenging times during the pandemic, farm and water infrastructure updates, and legal, accounting and operational matters at hand.

First, I want to welcome our new interim Chief Financial Officer, Ms. Heather Kearns, who officially joined our team July 1, 2020. As a CPA, Ms. Kearns has a strong financial knowledge of public company accounting and has been assisting Two Rivers in their accounting filings since 2018. We are very excited to have her on board and confident that she can assist in simplifying our accounting processes and bring us up to date with our required filings. You can learn more about her background by referring to her bio inserted at the bottom of this letter.

Ms. Kearns’s history of assisting the previous accounting team of Two Rivers during audits and filings, coupled with her strong financial knowledge of public company accounting, makes her the perfect fit for this position.

WaterVault Transaction

The acquisition of Huerfano-Cucharas Irrigation Company (“HCIC”) which owns water rights of Cucharas Valley No. 05 Dam and Reservoir from our Company by WaterVault America Inc (“WaterVault”), announced in April, is in the final stages of procuring the financing for the dam. WaterVault is a service-disabled veteran owned, unaffiliated, Colorado Public Benefits Corporation dedicated to creating sustainable economic development in rural communities. We will offer additional pertinent updates as they unfold.

COVID-19 Update

As the COVID-19 pandemic continues to evolve, I wanted to share with you how Two Rivers is managing through the pandemic. We continue to adjust to the “new normal” environment that is consistently evolving during this time and our overall situation is both positive and steady. Among the steps that our team has made to stabilize our business are:

o	Reducing our overhead significantly; each active team member has taken on multiple roles to ensure we maintain a low monthly overhead & our main office relocated to Pueblo, giving us a cost-effective office with easy access to our properties.

1

o	Reaching out to vendors and taking advantage of opportunities for payment deferral and incremental benefits offered.
o	Closely monitoring payables and actively working with our vendors on payment arrangements that are mutually beneficial.
o	Conducting scenario planning/analysis to drive management decisions and maintain the health of the business.
o	Maintaining a strong focus on preserving cash and prudent fiscal management.
o	Uncovering areas of opportunity for our company to generate revenue through sales of non-agricultural / tilled land.
o	Taking advantage of the extended filing periods offered by the SEC. Due to the nature of the pandemic, including a significant impact of our accounting department included in our companywide furlough, we anticipate our of 10K (2019) and 10Q’s (Q1/Q2 2020) to be filed by during September this year.

Farming Operations

With regards to our farming operations, several months ago we engaged a farm management team with over 30 years of hands on agricultural farming experience in various crop rotations, weather patterns, as well as cattle operations. In a short period of time, with minimal resources we have repaired multiple ditch structures, one of which has been damaged due to neglect for years, resulting in a more stabilized water resource for surrounding farmland.

We have also course corrected errors from the former farm & ditch management of the Butte Valley Farms, involving remedying years of accumulated damage as a result of improper tillage rotation of soil and unacceptable level of neglect towards our water management, including ditch cleaning. Additionally, we have filed charges for pursuing the disappearance of farm equipment missing in the excess of $1,000,000. This is an ongoing issue and we will disclose additional updates as it becomes available.

As you can see, these are all issues that require capital to replace, and is an inherited challenge that could have been avoided. We are happy to report that we now have a solid team onsite that continue to do an incredible job prepping the land and attending to the water infrastructure.

Dionisio Farms

There have been some questions as to our level of farming surrounding the Dionisio Farms operations. In 2012 we acquired Dionisio Farms & Product, Inc. (“DFP) and in late 2016, based on three years of operational losses, we decided to sell DFP assets. You can reference our 2017 year end 10K filings for more information on that transaction.

2

Company Operations, Legal Matters & Legacy Issues

During our internal audit that I previously spoke of in November, we uncovered a number of legal, accounting and operational issues that were not properly disclosed to us prior to the Vaxa merger and my acceptance of the interim CEO/CFO position.

My hope was that prior to the Vaxa merger, and agreeing to the CEO position, former Leadership/Management, which I’ll refer to as ‘Leadership’, would openly and comprehensively divulge unresolved legal and financial dealings, and would behave in a cooperative manner, disclosing any and all access to information that would allow me to make future decisions regarding our company for the benefit of the shareholders. Regrettably it appears that there was a gap between the information disclosed to us prior to our merger, and the reality at hand.

Amongst those critical issues included a judgement/garnishment of nearly $225,000 in October 2019 with regards to a legal matter involving Welton Land & Water Co., of which former Leadership was aware but neglected to properly inform our current team. This financially blindsided us during one of the most critical points of our company during my time here.

In November I also referred to the share issuance obligation on a series of Promissory Notes starting in May 2017 with Black Mountain Equities where the warrants issued resulted in a severed ratcheting of the number of shares on the warrants. The ratcheting was triggered by a previous transaction and resulted in the warrants which were originally issued for 586,000 shares at $1.00 per share to balloon over 5.0 million shares at $0.0785 per share. This is another example of a serious matter where multiple modifications to the Note were agreed to by former Leadership, and improperly disclosed to us, creating weakness in our stock price likely as a result of the downward pressure imposed by the Black Mountain warrants and the convertible loans issued by Two Rivers prior to me joining the Executive Team, as opposed to any change in the underlying fundamentals of the Company during that period of time.

Former Leadership further exercised bad judgement when signing a financing agreement that was what I would refer to as ‘too good to be true’ deal between Water Redevelopment, a subsidiary of Two Rivers, and America 2030 & Bentley Rothchild, led by Val Sklarov, a known recidivist securities offender. Leadership had the Company reserve shares, yet America 2030 et al has never funded any money it contractually agreed to, and yet through a loophole provision in the agreement, they sought to take possession of the shares. We successfully blocked the transfer to date, but were contractually obligated to arbitration in St. Kitts, resulting in a number of hurdles for our counsel, including their inability to find out the ruling until after America 2030 was awarded $137,000 in fees, on top of what we estimate to be collectively around $150,000 in legal and administrative fees from our Company’s side. It is my belief that proper due diligence from our former Leadership could have avoided this tragic and completely preventable compromising situation.

Accounting and legal delays have also occurred due to the lack of access to information. Any professional in the public market space should agree that a reliable document storage system is pertinent to maintaining up to date records that are remotely accessible and easy to navigate. Instead, former Leadership created a series of different platforms for document storage, including paper files, servers, and multiple cloud-based storage systems, with no consistent organization. This created unpredictable delays in hitting definitive deadlines, especially during this pandemic and work-from-home set-ups.

3

This may not seem like much of an issue, but I assure you it has been more than just some ‘messy or missing files’, whereas every hour spent searching for simple documents equaled valuable resources of time and money spent that could have been avoided. We have since initiated a streamlined documentation process and started consolidating these platforms into a centralized location. Although it seems at times, we are on a scavenger hunt to find reference materials, luckily our team is resilient and persistent.

Closing Remarks

Given my professional background, I can assure you that these issues are resolvable, but not overnight. We have made vast strides in the relatively short time our new team has taken over. Even in light of all these findings, our team remains diligent in our efforts to untangle and resolve the legacy issues we inherited and restore market confidence in what I would like to refer to as a diamond in the rough. Our assets speak for themselves, and we all know diamonds are formed under pressure but never forget they are not formed overnight.

We appreciate your ongoing participation and support in Two Rivers.

Sincerely Yours,

Greg Harrington

CEO

About Two Rivers

Two Rivers Water & Farming Company is a vertically integrated agricultural and water rights company with over a decade of experience focused on building a portfolio of water rights and real estate in Colorado. Two Rivers is focused on expanding their agribusiness along with development and rehabilitation of its water assets. www.2RiversWater.com

4

About Heather Kearns

Ms. Heather Kearns has over 20 years of experience in accounting and financial reporting with private and public companies of various sizes. She is a Certified Public Accountant in the state of Colorado, and has almost 10 years as a firm owner, offering accounting and consulting services. Ms. Kearns’s background includes managing and oversight for financial statements and disclosures, filing S-1 registration and other SEC filings, preparation of financial reports including 10-Q’s, 10-K’s, and 8-K’s, and coordinating annual audits and quarterly reviews. She will provide oversight of the finance and accounting team, coordinate with Compliance, and work with the Company’s tax consultants to prepare all tax documentation and returns. Ms. Kearns provides the assistance to strengthen the Company’s processes and procedures, and also contributes to the development of a Company’s strategy and long-term planning.

Ms. Kearns is a graduate of Auburn University in Auburn, Alabama, with a Bachelor of Science in Business Administration, and a Master of Business Administration from Auburn University in Montgomery, Alabama.

Forward-Looking Statements

This news release contains “forward-looking statements.”. Statements that are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ from those projected in any forward-looking statements due to numerous factors, including the inherent uncertainties associated with developing and acquiring land and water resources. There can be no assurance Two Rivers will be able to initiate and operate in accordance with its business plans. These forward-looking statements are made as of the date of this news release, and Two Rivers assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Investor Relations:

Two Rivers Water & Farming Company

info@2riverswater.com

5